Exhibit 4.1

AMENDED AND RESTATED LOAN AGREEMENT

Between

PIONEER DRILLING SERVICES, LTD. 9310 Broadway, Building 1 San Antonio, Texas 78217	and	THE FROST NATIONAL BANK 100 W. Houston Street San Antonio, Texas 78205

PIONEER DRILLING COMPANY 9310 Broadway, Building 1 San Antonio, Texas 78217

December 15, 2003

THIS AMENDED AND RESTATED LOAN AGREEMENT (the “Loan Agreement”) will serve to set forth the terms of the financing transactions by and between PIONEER DRILLING SERVICES, LTD., a Texas limited partnership (“Pioneer Services”), PIONEER DRILLING COMPANY, a Texas corporation (“Pioneer Company”), (Pioneer Services and Pioneer Company being collectively referred to herein as “Pioneer”) and THE FROST NATIONAL BANK, a national banking association (“Lender”).  This Loan Agreement hereby amends and restates in its entirety that certain 2003 Consolidated Loan Agreement dated March 18, 2003, executed by and between Pioneer Company, Pioneer Services and Lender.

1.                                       Credit Facilities.  Subject to the terms and conditions set forth in this Loan Agreement and the other agreements, instruments and documents evidencing, securing, governing, guaranteeing and/or pertaining to the Loans, as hereinafter defined (collectively, together with the Loan Agreement, referred to hereinafter as the “Loan Documents”), Lender hereby agrees to provide to Pioneer Services the credit facility or facilities hereinbelow described (whether one or more, the “Credit Facilities”):

(a)                                  Letters of Credit Facility.  Subject to the terms and conditions set forth herein, Lender may from time to time up to and including December 15, 2004, issue letters of credit for the account of Pioneer Services (each, a “Letter of Credit” and collectively, “Letters of Credit”) up to a cumulative maximum face amount (whether or not advanced) of the lesser of (i) an amount equal to the Borrowing Base (as such term is defined hereinbelow) less any amounts outstanding under the Borrowing Base Line of Credit (as such term is defined hereinbelow), or (ii) $2,500,000.00 (the “Letters of Credit Facility”); provided, that the form and substance of each Letter of Credit shall be subject to approval by Lender in its sole discretion.  Each Letter of Credit shall be issued for a term not to exceed 360 days, as designated by Pioneer Services, provided, that no Letter of Credit shall have an expiration date subsequent to December 15, 2005.  For each Letter of Credit issued hereunder, Pioneer Services shall pay to Lender, at the time of issuance, a cash letter of credit fee of one and one- half percent (1.50%) per annum of the face amount of such Letter of Credit.

(b)                                 Borrowing Base Line of Credit.  Subject to the terms and conditions set forth herein, Lender agrees to lend to Pioneer Services, on a revolving basis from time to time during the period commencing on the date hereof and continuing through the maturity date of the promissory note evidencing this Credit Facility from time to time, such amounts as Pioneer Services may request hereunder; provided, however, the total principal amount outstanding at any time shall not exceed the lesser of (i) an amount equal to the Borrowing Base (as such term is defined hereinbelow) less any amounts outstanding under the Letters of Credit Facility, or (ii) $2,500,000.00 (the “Borrowing Base Line of Credit”).  If at any time the aggregate principal amount outstanding under the Borrowing Base Line of Credit shall exceed an amount equal to the Borrowing Base, Pioneer Services agrees to immediately repay to Lender such excess amount, plus all accrued but unpaid interest thereon.  The sums advanced under the Borrowing Base Line of Credit shall be used for support of short term operating cash needs.

(i)                                     Letters of Credit Subfeature.  As a subfeature under the Borrowing Base Line of Credit, Lender may from time to time up to and including December 15, 2004, issue letters of credit for the account of Pioneer Services (each, a “Letter of Credit” and collectively, “Letters of Credit”); provided, that the form and substance of each Letter of Credit shall be subject to approval by Lender in its sole discretion; and provided further that the aggregate undrawn amount of all outstanding Letters of Credit under this subfeature shall not at any time exceed the lesser of (i) an amount equal to the Borrowing Base less any amounts outstanding under the Letters of Credit Facility, or (ii) $2,500,000.00.  Each Letter of Credit shall be issued for a term not to exceed 360 days, as designated by Pioneer Services, provided, that no Letter of Credit shall have an expiration date subsequent to December 15, 2005.  The undrawn amount of all Letters of Credit plus any and all amounts paid by Lender in connection with drawings under any Letter of Credit for which the Lender has not been reimbursed shall be reserved under the Borrowing Base Line of Credit and shall not be available for advances thereunder.  Each draft or other demand for payment paid by Lender under a Letter of Credit shall be deemed an advance under the Borrowing Base Line of Credit and shall be repaid in accordance with the terms of the Note establishing the Borrowing Base Line of Credit; provided, that if the Borrowing Base Line of Credit is not available for any reason whatsoever, at the time any draft or demand is paid by Lender, or if advances are not available under the Borrowing Base Line of Credit in such amount due to any limitation of borrowing set forth herein, then the full amount of such drafts or demand shall be immediately due and payable, together with interest thereon, from the date such amount is paid by Lender to the date such amount is fully repaid by Pioneer Services, at that rate of interest applicable to advances under the Borrowing Base Line of Credit.  In such event, Pioneer Services agrees that Lender, at Lender’s sole discretion may debit Pioneer Services’ deposit account with Lender for the amount of such draft.  For each Letter of Credit issued hereunder, Pioneer Services shall pay to Lender, at the time of issuance, a cash letter of credit fee of one and one-half percent (1.50%) per annum of the face amount of such Letter of Credit.

(ii)                                  Borrowing Base.  As used in this Loan Agreement, the term “Borrowing Base” shall have the following meaning:  an amount equal to seventy-five percent 75% of the Pioneer Services’ Eligible Accounts.  As used herein, the term “Eligible Accounts” shall mean at any time, an amount equal to the aggregate net invoice or ledger amount owing on all trade accounts receivable of Pioneer Services for goods sold or leased or services rendered in the ordinary course of business, in which the Lender has a perfected, first priority lien, after deducting (without duplication): (i) each such account that is unpaid sixty (60) days or more after the original invoice date thereof, (ii) the amount of all discounts, allowances, rebates, credits and adjustments to such accounts, (iii) the amount of all contra accounts, setoffs, defenses or counterclaims asserted by or available to the account debtors, (iv) all accounts with respect to which goods are placed on consignment or subject to a guaranteed sale or other terms by reason of which payment by the account debtor may be conditional, (v) all accounts with respect to which Pioneer Services has furnished a payment and/or performance bond and that portion of any account for or representing retainage, if any, until all prerequisites to the immediate payment of retainage have been satisfied, (vi) all accounts owing by account debtors for which there has been instituted a proceeding in bankruptcy or reorganization under the United States Bankruptcy Code or other law, whether state or federal, now or hereafter existing for relief of debtors, (vii) all accounts owing by any affiliates of Pioneer Services, (viii) all accounts in which the account debtor is the United States or any department, agency or instrumentality of the United States, except to the extent an acknowledgment of assignment to Lender of such account in compliance with the Federal Assignment of Claims Act and other applicable laws has been received by Lender, (ix) all accounts due Pioneer Services by any account debtor whose principal place of business is located outside the United States of America and its territories, (x) all accounts subject to any provision prohibiting assignment or requiring notice of or consent to such assignment, (xi) any other accounts deemed unacceptable by Lender in its sole and absolute discretion; provided, however, if more than twenty percent (20%) of the then balance owing by any single account debtor does not qualify as an Eligible Account under the foregoing provisions, then the aggregate amount of all accounts owing by such account debtor shall be excluded from Eligible Accounts.

(c)                                  Term Loan.  Lender has lent to Pioneer Services the amount of $5,677,888.84 (the “Term Loan”).  The sums advanced under the Term Loan were for the purpose of refinancing that certain loan from Lender to Pioneer Company in the original principal face amount of $9,000,000.00 dated August 11, 2000 which was used by Pioneer Company to finance the purchase of the stock of Pioneer Drilling Co. (Pioneer Drilling Co. having since merged into Pioneer Services).  The Term Loan shall continue to be governed by the terms of this Agreement.

(d)                                 Acquisition Loan.  Subject to the terms and conditions set forth herein, Lender agrees to lend to Borrower, on a non-revolving basis from time to time during the period commencing on the date hereof and continuing through March 15, 2004, an aggregate amount not to exceed $3,000,000 in a single advance or in multiple advances, as may be requested by Borrower from time to time (the “Acquisition Loan”).  Borrower shall not be allowed to reborrow under the Acquisition Loan after a repayment.  The sums advanced under the Acquisition Loan shall be for the purpose of financing the purchase of one (1) drilling rig designated by Pioneer Services as “Drilling Rig No. 4.”

All advances under the Credit Facilities shall be collectively called the “Loans”.  Lender reserves the right to require Pioneer Services to give Lender not less than one (1) business day prior notice of each requested advance under the Credit Facilities, specifying (i) the aggregate amount of such requested advance, (ii) the requested date of such advance, and (iii) the purpose for such advance, with such advances to be requested in a form satisfactory to Lender.  On or before the issuance date for each Letter of Credit requested hereunder, Pioneer Services must also complete and deliver to Lender an application for each requested Letter of Credit in form and substance acceptable to Lender.

2.                                       Promissory Notes.

(a)                                  The Borrowing Base Line of Credit shall be evidenced by a Revolving Promissory Note of even date herewith in the original face amount of $2,500,000.00 duly executed by Pioneer Services and payable to the order of Lender, in form and substance acceptable to Lender (whether one or more, together with any renewals, extensions and increases thereof, the “Revolving Note”).

(b)                                 The Term Loan is evidenced by that certain Promissory Note dated March 18, 2003 in the original principal face amount of $5,677,888.84 duly executed by Pioneer Services and payable to the order of Lender as amended by that certain Note Modification Agreement dated September 29, 2003 executed by and between Pioneer Services and Lender (together with any renewals, extensions and increases thereof, the “Term Note”).

(c)                                  The Acquisition Loan shall be evidenced by a Promissory Note of even date herewith in the original principal face amount of $3,000,000.00 duly executed by Pioneer Services and payable to the order of Lender (together with any renewals, extensions and increases thereof, the “Acquisition Note”).

Such Revolving Note, Term Note and Acquisition Note, together with any renewals, extensions and increases thereof, shall hereinafter be referred to as the “Notes.”  Interest on the Notes shall accrue at the rates set forth therein.  The principal of and interest on the Notes shall be due and payable in accordance with the terms and conditions set forth in the Notes and in this Loan Agreement.

3.                                       Collateral.

(a)                                  As collateral and security for the indebtedness evidenced by the Term Note and any and all other indebtedness or obligations from time to time owing by Pioneer Services to Lender, Pioneer Services  granted to Lender, its successors and assigns, pursuant to that certain Security Agreement dated March 18, 2003, executed by Pioneer Services, a first and prior lien and security interest in and to the following described property:

equipment, fixtures and inventory (if any) consisting of the Drilling Rigs and related equipment designated by Pioneer Services as Rigs 3 (formerly known as No. 17) (National 110-UE), 5 (Gardner-Denver 500), 6 (Skytop Brewster DH-14610), 9 (Wiess W-45), 10 (formerly known as No. 4) (Skytop Brewster N-46), 11 (Skytop Brewster N-46), 12 (formerly known as No. 1) (Cabot 900), 14 (Skytop Brewster N-46), 15 (formerly known as No. 2) (Cabot 750), 17 (Ideco H-725), 18 (Brewster N-75), 19 (Brewster N-75), 20 (BDW 800), 7 (IRI 1700 E) and 8 (IRI 1700 E), (the “Drilling Rig Collateral”).

(b)                                 As collateral and security for the indebtedness evidenced by the Letters of Credit Facility, Revolving Note, Term Note, Acquisition Note, and any and all other indebtedness or obligations from time to time owing by Pioneer Services to Lender, Pioneer Services shall grant, and hereby grants to Lender, its successors and assigns, a first and prior lien and security interest in and to the following described property:

(i)                                     all present and future “accounts”, as defined in the Texas Business and Commerce Code in effect in the State of Texas on the date hereof or as it may hereafter be amended from time to time, (including health-care-insurance receivables), together with any and all books of account, customer lists and other records relating in any way to the foregoing (including, without limitation, computer software, whether on tape, disk, card, strip, cartridge or any other form), and in any case where an account arises from the sale of goods, the interest of Pioneer Services in such goods (the “Accounts Collateral”); and

(ii)                                  “equipment”, “fixtures” and “inventory” (if any) consisting of the Drilling Rig and related equipment designated by Pioneer Services as Rig 4 (RMI 1000-E/SCR) (the “Rig 4 Collateral”).

The term Drilling Rig Collateral, Accounts Collateral and Rig 4 Collateral being referred to herein as the “Collateral” which shall also include all records and data relating to any of the foregoing (including, without limitation, any computer software on which such records and data may be located).  Pioneer Services agrees to execute such security agreements, assignments, deeds of trust and other agreements and documents as Lender shall deem appropriate and otherwise require from time to time to more fully create and perfect Lender’s lien and security interests in the Collateral.

4.                                       Guarantors.  As a condition precedent to the Lender’s obligation to make the Loans to Pioneer Services, Pioneer Company agrees to execute and deliver to Lender contemporaneously herewith a guaranty agreement, in form and substance satisfactory to Lender guaranteeing Pioneer Services’ obligations and liabilities under the Loans.

5.                                       Representations and Warranties.  Pioneer hereby represents and warrants, and upon each request for an advance under the Credit Facilities further represents and warrants, to Lender as follows:

(a)                                  Existence.  Pioneer Services is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas and all other states where it is doing business, and has all requisite power and authority to execute and deliver the Loan Documents and Pioneer Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and all other states where it is doing business, and has all requisite power and authority to execute and deliver the Loan Documents.

(b)                                 Binding Obligations.  The execution, delivery, and performance of this Loan Agreement and all of the other Loan Documents by Pioneer have been duly authorized by all necessary action by Pioneer, and constitute legal, valid and binding obligations of Pioneer, enforceable in accordance with their respective terms, except as limited by Bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors’ rights and except to the extent specific remedies may generally be limited by equitable principles.

(c)                                  No Consent.  The execution, delivery and performance of this Loan Agreement and the other Loan Documents, and the consummation of the transactions contemplated hereby and thereby, do not (i) conflict with, result in a violation of, or constitute a default under (A) any provision of its articles or certificate of incorporation or bylaws, if Pioneer is a corporation, or its partnership agreement, if Pioneer is a partnership, or any agreement or other instrument binding upon Pioneer, or (B) any law, governmental regulation, court decree or order applicable to Pioneer, or (ii) require the consent, approval or authorization of any third party.

(d)                                 Financial Condition.  Each financial statement of Pioneer supplied to the Lender truly discloses and fairly presents Pioneer’s financial condition as of the date of each such statement.  There has been no material adverse change in such financial condition or results of operations of Pioneer subsequent to the date of the most recent financial statement supplied to Lender.

(e)                                  Litigation.  Except as set forth in the Securities and Exchange Commission filings of Pioneer Company, copies of which have been made available to the Lender, there are no actions, suits or proceedings, pending or, to the knowledge of Pioneer, threatened against or affecting Pioneer or the properties of Pioneer, before any court or governmental department, commission or board, which, if determined adversely to Pioneer, would have a material adverse effect on the financial condition, properties, or operations of Pioneer.

(f)                                    Taxes; Governmental Charges.  Pioneer has filed all federal, state and local tax reports and returns required by any law or regulation to be filed by it and has either duly paid all taxes, duties and charges indicated due on the basis of such returns and reports, or made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected.

6.                                       Conditions Precedent to Advances.  Lender’s obligation to make any advance under this Loan Agreement and the other Loan Documents shall be subject to the conditions precedent that, as of the date of such advance and after giving effect thereto (i) all representations and warranties made to Lender in this Loan Agreement and the other Loan Documents shall be true and correct, as of and as if made on such date, (ii) no material adverse change in the financial condition of Pioneer since the effective date of the most recent financial statements furnished to Lender by Pioneer shall have occurred and be continuing, (iii) no event has occurred and is continuing, or would result from the requested advance, which with notice or lapse of time, or both, would constitute an Event of Default (as hereinafter defined), and (iv) Lender’s receipt of all Loan Documents appropriately executed by Pioneer and all other proper parties.

7.                                       Affirmative Covenants.  Until (i) the Notes and all other obligations and liabilities of Pioneer under this Loan Agreement and the other Loan Documents are fully paid and satisfied, and (ii) the Lender has no further commitment to lend hereunder, Pioneer agrees and covenants that it will, unless Lender shall otherwise consent in writing:

(a)                                  Accounts and Records.  Maintain its books and records in accordance with generally accepted accounting principles.

(b)                                 Right of Inspection.  Permit Lender to visit its properties and installations and to examine, audit and make and take away copies or reproductions of Pioneer’s books and records, at all reasonable times.

(c)                                  Right to Additional Information.  Furnish Lender with such additional information and statements, lists of assets and liabilities, tax returns, and other reports with respect to Pioneer’s financial condition and business operations as Lender may request from time to time.

(d)                                 Compliance with Laws.  Conduct its business in an orderly and efficient manner consistent with good business practices, and perform and comply in all material respects with all statutes, rules, regulations and/or ordinances imposed by any governmental unit upon Pioneer and its businesses, operations and properties (including without limitation, all applicable environmental statutes, rules, regulations and ordinances).

(e)                                  Taxes.  Pay and discharge when due all of its indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Pioneer or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Pioneer’s properties, income, or profits; provided, however, Pioneer will not be required to pay and discharge any such assessment, tax, charge, levy, lien or claim so long as (i) the legality of the same shall be contested in good faith by appropriate judicial, administrative or other legal proceedings, and (ii) Pioneer shall have established on its books adequate reserves with  respect to such contested assessment, tax, charge, levy, lien or claim in accordance with generally accepted accounting principles, consistently applied.

(f)                                    Insurance.  Maintain insurance, including but not limited to, fire insurance, comprehensive property damage, public liability, worker’s compensation and other insurance deemed necessary or otherwise required by Lender.

(g)                                 Notice of Indebtedness.  Promptly inform Lender of the creation, incurrence or assumption by Pioneer of any actual or contingent liabilities not permitted under this Loan Agreement.

(h)                                 Notice of Litigation.  Promptly after the commencement thereof, notify Lender of all actions, suits and proceedings before any court or any governmental department, commission or board affecting Pioneer or any of its properties which, if determined adversely to Pioneer, would have a material adverse effect on the financial condition, properties, or operations of Pioneer.

(i)                                     Notice of Material Adverse Change.  Promptly inform Lender of (i) any and all material adverse changes in Pioneer’s financial condition, and (ii) all claims made against Pioneer which could materially affect the financial condition of Pioneer.

(j)                                     Additional Documentation.  Execute and deliver, or cause to be executed and delivered, any and all other agreements, instruments or documents which Lender may reasonably request in order to give effect to the transactions contemplated under this Loan Agreement and the other Loan Documents.

8.                                       Negative Covenants.  Until (i) the Notes and all other obligations and liabilities of Pioneer under this Loan Agreement and the other Loan Documents are fully paid and satisfied, and (ii) the Lender has no further commitment to lend hereunder, Pioneer will not, without the prior written consent of Lender:

(a)                                  Nature of Business.  Make any material change in the nature of its business as carried on as of the date hereof.

(b)                                 Liquidations, Mergers, Consolidations. Liquidate, merge or consolidate with or into any other entity.

(c)                                  Sale of Assets.  Sell, transfer or otherwise dispose of (1) any of the Collateral, or (2) any of its assets or property, other than any asset of property valued not more than $500,000.00 and disposed of in the ordinary course of business.

(d)                                 Liens.  Create or incur any lien or encumbrance on any of its assets, other than (i) liens and security interests securing indebtedness owing to Lender, (ii) liens for taxes, assessments or similar charges that are (1) not yet due or (2) being contested in good faith by appropriate proceedings and for which such entity has established adequate reserves, (iii) liens and security interests existing as of the date hereof which have been disclosed to and approved by Lender in writing, and (iv) liens or encumbrances securing indebtedness which would not otherwise violate the terms of this Loan Agreement.

(e)                                  Indebtedness.  Create, incur or assume any indebtedness for borrowed money or issue or assume any other note, debenture, bond or other evidences of indebtedness, or guarantee any such indebtedness or such evidences of indebtedness of others, other than (i) borrowings from Lender, (ii) borrowings from lenders other than Lender, except that during the term of the Loan, Pioneer shall be permitted to incur or have outstanding indebtedness to other lenders provided that the aggregate principal balance of all such debt outstanding at any time shall not exceed $17,500,000.00 (exclusive of the subordinated debt in the total amount of $28,000,000.00 described in that certain Subordination Agreement dated as of July 3, 2002, as amended (the “Convertible Subordinated Debentures”) and (iii) the Convertible Subordinated Debentures.

(f)                                    Transfer of Ownership.  Permit the sale, pledge or other transfer of any of the ownership interests in Pioneer.

(g)                                 Change in Management.  Permit a change in the senior management of Pioneer Company (as used herein, “a change in senior management” shall mean that Michael E. Little shall have ceased to hold the title of Chairman of the Board or Wm. Stacy Locke shall have ceased to hold the titles of President and Chief Executive Officer); provided, however, should Michael E. Little or Wm. Stacy Locke die, become disabled or be terminated for cause (an “Involuntary Change of Management”), Pioneer shall not be in default hereunder if and only if Pioneer Company shall  (i) immediately, but in no event more than thirty days following such Involuntary Change of Management, name a replacement reasonably acceptable to Lender to exercise the duties and hold the office(s) and positions held by Michael E. Little and Wm. Stacy Locke on an interim basis; and (ii) as soon as practical, but in no event more than (270) days following such Involuntary Change of Management, name a replacement acceptable to Lender in it reasonable discretion to exercise the duties and hold the office(s) and positions held by Michael E. Little and Wm. Stacy Locke.

(h)                                 Loans.  Make any loans to any person or entity, other than, in the  loans made in the ordinary course of business to entities affiliated with Pioneer and not exceeding $250,000.00 principal outstanding to all Pioneers in the aggregate at any time.

(i)                                     Transactions with Affiliates.  Enter into any transaction, including, without limitation, the purchase, sale or exchange of property or the rendering of any service, with any Affiliate (as hereinafter defined) of Pioneer, except in the ordinary course of and pursuant to the reasonable requirements of the business of either of them and upon fair and reasonable terms no less favorable to Pioneer as the case may be than would be obtained in a comparable arm’s-length transaction with a person or entity not an Affiliate of Pioneer.  As used herein, the term “Affiliate” means any individual or entity directly or indirectly controlling, controlled by, or under common control with, another individual or entity.

(j)                                     Distributions.  Pioneer Services agrees not to declare or pay any distributions on any of Pioneer Services’ partnership interests, make any other distributions with respect to any payment on account of the purchase, redemption, or other acquisition or retirement of any of Pioneer Services’ partnership interests, or make any other distribution, sale, transfer or lease of any of Pioneer Services’ assets other than in the ordinary course of business, unless any such amounts are directly utilized for the payment of principal or interest on indebtedness and obligations owing from time to time by Pioneer Services to Lender.  The above notwithstanding, the Pioneer Services may make distributions with respect to Pioneer Services’ partnership interests, for the purposes of (i) providing funds to pay taxes (including federal income taxes and franchise taxes) of the partners of

Pioneer Services attributable to ownership of an interest in Pioneer Services, (ii) providing operating capital to Pioneer Company in an amount not exceeding $250,000.00 distributed in any one fiscal year, (iii) providing sufficient funds for the retirement of term bank debt owed by Pioneer Company to Merrill Lynch Capital; and (iv) providing sufficient funds for payment of interest on debt owed by Pioneer Company to Wedge Energy Services, L.L.C.

(k)                                  Dividends.  Pioneer Company agrees not to declare or pay any dividends on any shares of its capital stock, make any other distributions with respect to any payment on account of the purchase, redemption, or other acquisition or retirement of any shares of it  capital stock, or make any other distribution, sale, transfer or lease of any of it assets other than in the ordinary course of business, unless any such amounts are directly utilized for the payment of principal or interest on indebtedness and obligations owing from time to time by it to Lender and other than Preferred Dividends which Pioneer Company is contractually obligated to pay pursuant to agreements in existence on the date hereof.

9.                                       Financial Covenants.  Until (i) the Notes and all other obligations and liabilities of Pioneer under this Loan Agreement and the other Loan Documents are fully paid and satisfied, and (ii) the Lender has no further commitment to lend hereunder, Pioneer will maintain the following financial covenants (on a consolidated basis):

(a)                                  Leverage Ratio.  Pioneer will maintain, at all times, to be tested quarterly on the last day of each fiscal quarter of Pioneer, a Leverage Ratio not to exceed 3.00 to 1.00.  Defined as:

Funded Bank Debt
Consolidated EBITDA (for the most-recently ended four fiscal quarters)

(b)                                 Fixed Charge Coverage Ratio.  Pioneer will maintain, at all times, to be tested quarterly on the last day of each fiscal quarter of Pioneer a fixed charge coverage ratio of not less than 1.00 to 1.00—such ratio being defined as:

Consolidated EBITDA – Maintenance Capital Expenditures (each for the most-recently ended four fiscal quarters)
Consolidated Interest Expense + scheduled maturities of principal indebtedness + cash taxes paid (each for the most-recently ended four fiscal quarters)

(c)                                  Senior Cash Flow Coverage Ratio.  Pioneer will maintain, at all times, to be tested quarterly on the last day of each fiscal quarter of Pioneer, a senior cash flow coverage ratio of not less than 1.50 to 1.00—such ratio being defined as:

Consolidated EBITDA - Maintenance Capital Expenditures (each for the most-recently ended four fiscal quarters)
Consolidated Interest Expense (excluding interest on Subordinated Debt) + scheduled maturities of principal indebtedness + cash taxes paid (each for the most-recently ended four fiscal quarters)

(d)                                 Debt to Worth Ratio.  Pioneer will maintain, at all times, to be tested quarterly on the last day of each fiscal quarter of Pioneer, a ratio of (a) total liabilities less any Subordinated Debt, to (b) Tangible Net Worth plus Subordinated Debt of not greater than 1.00 to 1.00.

As used herein, the following terms shall have the following meanings:

“EBITDA” means Net Income + Interest + Taxes + Depreciation + Amortization –Distributions.

“Funded Bank Debt” means all outstanding principal on loans and capital leases. excluding (i) any insurance premium notes with an original maturity date of one year or less, and (ii) the outstanding balance of all Subordinated Debt.

“Maintenance Capital Expenditures” means amounts actually paid for the routine maintenance of equipment, to the extent such maintenance is required to keep that equipment in operating  condition.

“Tangible Net Worth” means, as of any date, Pioneer’s total assets excluding all intangible assets, less total liabilities excluding any Subordinated Debt.

“Scheduled maturities of principal indebtedness” shall exclude payments made on loans and capital leases with an original maturity date of one year or less and any payments made in excess of regularly scheduled payments.

“Subordinated Debt” means any indebtedness owing by Pioneer which has been subordinated by written agreement to all indebtedness now or hereafter owing by Pioneer to Lender, such agreement to be in form and substance acceptable to Lender.

10.                                 Reporting Requirements.  Until (i) the Notes and all other obligations and liabilities of Pioneer under this Loan Agreement and the other Loan Documents are fully paid and satisfied, and (ii) the Lender has no further commitment to lend hereunder, Pioneer will, unless Lender shall otherwise consent in writing, furnish to Lender (all on a consolidated basis):

(a)                                  Interim Financial Statements.  As soon as available, and in any event within forty-five (45) days after the end of each month of each fiscal year of Pioneer, (i) a balance sheet, income statement and statement of cash flows of Pioneer as of the end of such fiscal month; (ii) an accounts receivable aging report; (iii) a Borrowing Base Certificate; and (iv) a Rig Schedule/Utilization Report; each in form and substance and in reasonable detail satisfactory to Lender and duly certified (as to item (i), subject to year-end review adjustments) by the President and/or Chief Financial Officer of Pioneer Company and the President and/or Chief Financial Officer of the general partner of Pioneer Services and/or Chief Accounting Officer of Pioneer Services (A) as being true and correct in all material aspects to the best of his or her knowledge and (B) (as to item (i) only), as having been prepared in accordance with generally accepted accounting principles, consistently applied.

(b)                                 Quarterly Statements.  Within sixty (60) days after the end of each quarter of each fiscal year of Pioneer, (i) a copy of the 10-Q Report of Pioneer Company, as filed with the Securities Exchange Commission and (ii) a certificate signed by the President and/or Chief Financial Officer of Pioneer Company and the President and/or Chief Financial Officer of the general partner of Pioneer Services and/or Chief Accounting Officer of Pioneer Services, stating that Pioneer is in full compliance with all of its obligations under this Loan Agreement and all other Loan Documents and is not in default of any term or provisions hereof or thereof, and demonstrating compliance with all financial ratios and covenants set forth in this Loan Agreement.

(c)                                  Annual Reporting.  As soon as available and in any event within one hundred twenty days (120) days after the end of each fiscal year of Pioneer, (i) a copy of the 10-K Report of Pioneer Company, as filed with the Securities Exchange Commission, together with (ii) a certificate signed by the President and/or Chief Financial Officer of Pioneer Company and the President and/or Chief Financial Officer of the general partner of Pioneer Services and/or Chief Accounting Officer of Pioneer Services, stating that Pioneer is in full compliance with all of its obligations under this Loan Agreement and all other Loan Documents and is not in default of any term or provisions hereof or thereof, and demonstrating compliance with all financial ratios and covenants set forth in this Loan Agreement.

11.                                 Events of Default.  Each of the following shall constitute an “Event of Default” under this Loan Agreement:

(a)                                  The failure, refusal or neglect of Pioneer Services to pay when due any part of the principal of, or interest on, the Notes or any other indebtedness or obligations owing to Lender by Pioneer Services from time to time, from time to time, which default remains uncured for a period of ten (10) days after notice to Pioneer Services from Lender, given in accordance with the terms hereof.

(b)                                 The failure of Pioneer Services or any Obligated Party (as defined below) to timely and properly observe, keep or perform any covenant, agreement, warranty or condition required herein or in any of the other Loan Documents and the failure of Pioneer Services or any Obligated Party to cure such default within 30 days after written notice from Lender specifying such default, provided that if such default or violation is susceptible of being remedied, but such remedy can not reasonably be accomplished within the initial 30-day cure period, no Event of Default shall be deemed to have occurred so long as Pioneer Services or the appropriate Obligated Party is diligently pursuing such remedy and is successful in curing the default or violation to the reasonable satisfaction of Lender within such additional period of time as may be necessary to effect the remedy, not to exceed in any event an additional 60 days following the end of the initial cure period.

(c)                                  The occurrence of an event of default under any of the other Loan Documents or under any other agreement now existing or hereafter arising between Lender and Pioneer Services after the giving of any required notice and expiration of any applicable cure period.

(d)                                 Any representation contained herein or in any of the other Loan Documents made by Pioneer Services or any Obligated Party is false or misleading in any material respect.

(e)                                  The occurrence of any event which permits the acceleration of the maturity of any indebtedness in excess of $100,000.00 owing by Pioneer to any third party under any agreement or understanding, or  any default in the terms, conditions or covenants of that certain Term Loan and Security Agreement dated on or about December 20, 2002 between Pioneer Services and Merrill Lynch Capital or any documents executed in connection therewith and any renewals thereof.

(f)                                    If Pioneer Services or any Obligated Party: (i) becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due; (ii) generally is not paying its debts as such debts become due; (iii) has a receiver, trustee or custodian appointed for, or take possession of, all or substantially all of the assets of such party, either in a proceeding brought by such party or in a proceeding brought against such party and such appointment is not discharged or such possession is not terminated within sixty (60) days after the effective date thereof or such party consents to or acquiesces in such appointment or possession; (iv) files a petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy or similar laws (all of the foregoing hereinafter collectively called “Applicable Bankruptcy Law”) or an involuntary petition for relief is filed against such party under any Applicable Bankruptcy Law and such involuntary petition is not dismissed within sixty (60) days after the filing thereof, or an order for relief naming such party is entered under any Applicable Bankruptcy Law, or any composition, rearrangement, extension, reorganization or other relief of debtors now or hereafter existing is requested or consented to by such party; (v) fails to have discharged within a period of thirty (30) days any attachment, sequestration or similar writ levied upon any property of such party; or (vi) fails to pay within thirty (30) days any final money judgment against such party.

(g)                                 If Pioneer Services or any Obligated Party is an entity, the liquidation, dissolution, merger or consolidation of any such entity or, if Pioneer Services or any Obligated Party is an individual, the death or legal incapacity of any such individual.

(h)                                 The entry of any judgment against Pioneer or the issuance or entry of any attachment or other lien against any of the property of Pioneer for an amount in excess of $500,000.00, if undischarged, unbonded or undismissed within thirty (30) days after such entry.

Nothing contained in this Loan Agreement shall be construed to limit the events of default enumerated in any of the other Loan Documents and all such events of default shall be cumulative.  The term “Obligated Party”, as used herein, shall mean Pioneer Company and any party other than Pioneer Services who secures, guarantees and/or is otherwise obligated to pay all or any portion of the indebtedness evidenced by the Notes.

12.                                 Remedies.  Upon the occurrence of any one or more of the foregoing Events of Default, (a) the entire unpaid balance of principal of the Notes, together with all accrued but unpaid interest thereon, and all other indebtedness owing to Lender by Pioneer Services at such time shall, at the option of Lender, become immediately due and payable without further notice, demand, presentation, notice of dishonor, notice of intent to accelerate, notice of acceleration, protest or notice of protest of any kind, all of which are expressly waived by Pioneer Services, and (b) Lender may, at its option, cease further advances under any of the Notes.  All rights and remedies of Lender set forth in this Loan Agreement and in any of the other Loan Documents may also be exercised by Lender, at its option to be exercised in its sole discretion, upon the occurrence of an Event of Default.

13.                                 Rights Cumulative.  All rights of Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of Lender under any and all other agreements between Pioneer Services and Lender (including, but not limited to, the other Loan Documents), and not in substitution or diminution of any rights now or hereafter held by Lender under the terms of any other agreement.

14.                                 Waiver and Agreement.  Neither the failure nor any delay on the part of Lender to exercise any right, power or privilege herein or under any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  No waiver of any provision in this Loan Agreement or in any of the other Loan Documents and no departure by Pioneer Services therefrom shall be effective unless the same shall be in writing and signed by Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing.  No modification or amendment to this Loan Agreement or to any of the other Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

15.                                 Benefits.  This Loan Agreement shall be binding upon and inure to the benefit of Lender and Pioneer Services, and their respective successors and assigns, provided, however, that Pioneer Services may not, without the prior written consent of Lender, assign any rights, powers, duties or obligations under this Loan Agreement or any of the other Loan Documents.

16.                                 Notices.  All notices, requests, demands or other communications required or permitted to be given pursuant to this Agreement shall be in writing and given by (i) personal delivery, (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, sent to the intended addressee at the address set forth on the first page hereof and shall be deemed to have been received either, in the case of personal delivery, as of the time of personal delivery, in the case of expedited delivery service, as of the date of first attempted delivery at the address and in the manner provided herein, or in the case of mail, upon deposit in a depository receptacle under the care and custody of the United States Postal Service.  Either party shall have the right to change its address for notice hereunder to any other location within the continental United States by notice to the other party of such new address at least thirty (30) days prior to the effective date of such new address.

17.                                 Construction.  This Loan Agreement and the other Loan Documents have been executed and delivered in the State of Texas, shall be governed by and construed in accordance with the laws of the State of Texas, and shall be performable by the parties hereto in the county in Texas where the Lender’s address set forth on the first page hereof is located.

18.                                 Invalid Provisions.  If any provision of this Loan Agreement or any of the other Loan Documents is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of this Loan Agreement or any of the other Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance.

19.                                 Expenses.  Pioneer Services shall pay all costs and expenses (including, without limitation, reasonable attorneys’ fees) in connection with (i) any action required in the course of administration of the indebtedness and obligations evidenced by the Loan Documents, and (ii) any action in the enforcement of Lender’s rights upon the occurrence of Event of Default.

20.                                 Participation of the Loans.  Pioneer Services agrees that Lender may, at its option, sell interests in the Loans and its rights under this Loan Agreement to a financial institution or institutions and, in connection with each such sale, Lender may disclose any financial and other information available to Lender concerning Pioneer Services to each prospective purchaser.

21.                                 Conflicts.  In the event any term or provision hereof is inconsistent with or conflicts with any provision of the other Loan Documents, the terms and provisions contained in this Loan Agreement shall be controlling.

22.                                 Counterparts.  This Loan Agreement may be separately executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall be deemed to constitute one and the same instrument.

23.                                 Facsimile Documents and Signatures.  For purposes of negotiating and finalizing this Loan Agreement, if this document or any document executed in connection with it is transmitted by facsimile machine (“fax”), it shall be treated for all purposes as an original document.  Additionally, the signature of any party on this document transmitted by way of a facsimile machine shall be considered for all purposes as an original signature.  Any such faxed document shall be considered to have the same binding legal effect as an original document.  At the request of any party, any faxed document shall be re-executed by each signatory party in an original form.

If the foregoing correctly sets forth our mutual agreement, please so acknowledge by signing and returning this Loan Agreement to the undersigned.

NOTICE TO COMPLY WITH STATE LAW

For the purpose of this Notice, the term “WRITTEN AGREEMENT” shall include the document set forth above, together with each and every other document relating to and/or securing the same loan transaction, regardless of the date of execution.

THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY

EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

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[Signatures Appear on Next Page]

PIONEER SERVICES:		LENDER:

PIONEER DRILLING SERVICES, LTD., a Texas limited partnership		THE FROST NATIONAL BANK a national banking association

By:	PDC Mgmt. Co., a Texas corporation,
	General Partner	By:	/s/ W. Casey Shaeffer
W. Casey Shaeffer
By:	/s/ Wm. Stacy Locke		Vice President
Wm. Stacy Locke
President and Chief Executive Officer

PIONEER COMPANY:

PIONEER DRILLING COMPANY, a Texas corporation (executing for purposes of joining in certain specific provisions, as noted above)

By:	/s/ Wm. Stacy Locke
Wm. Stacy Locke
President and Chief Executive Officer

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